SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)


                        THE STROBER ORGANIZATION, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)



                                    863318 10 1
                                (CUSIP Number)


                          Stanley U. North, III, Esq.
          Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                             One Riverfront Plaza
                           Newark, New Jersey 07102
                             TEL:  (201) 643-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              OCTOBER 4, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement <square>.

                              1 of 8

CUSIP NO. 863318 10 1                                        13D                            PAGE 2  of 8 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		     Sue Strober
		     ###-##-####
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

		     PF

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  948,951
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    676,791

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           676,791

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           13.46

           (14)            TYPE OF REPORTING PERSON
			    IN


CUSIP NO. 863318 10 1                                        13D                            PAGE 3  of 8 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              	     STROBER FAMILY TRUST (THE "TRUST")

         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

		     00 - SUE STROBER, AS DONOR OF THE TRUST, TRANSFERRED
		     THE SHARES OF THE ISSUER TO THE REPORTING PERSON.

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    180,960

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           180,960

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           3.60

           (14)            TYPE OF REPORTING PERSON
			   00 - CHARITABLE REMAINDER TRUST


CUSIP NO. 863318 10 1                                        13D                            PAGE 4  of 8 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		     HILARY STROBER
                     ###-##-####

         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

		     00 - SUE STROBER, AS DONOR, GIFTED THE SHARES OF THE
		     ISSUER TO THE REPORTING PERSON.

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    45,600

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           45,600

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.91

           (14)            TYPE OF REPORTING PERSON
			    IN


CUSIP NO. 863318 10 1                                        13D                            PAGE 5  of 8 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		     STEVEN STROBER
                     ###-##-####

         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

		     00 - SUE STROBER, AS DONOR, GIFTED THE SHARES OF
		     THE ISSUER TO THE REPORTING PERSON.

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  -0-
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    45,600

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           45,600

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0.91

           (14)            TYPE OF REPORTING PERSON
			    IN


                             SCHEDULE 13D
                            Amendment No. 7

     This Amendment is filed on behalf of Sue Strober and amends and supplements the initial Schedule 13D dated March 8, 1988; as amended by Amendment No. 1 dated November 19, 1990; Amendment No. 2 dated December 19, 1990; Amendment No. 3 dated June 12, 1991; Amendment No. 4 dated July 31, 1991; Amendment No. 5 dated December 27, 1994 and Amendment No. 6 dated October 5, 1995.

Item 2.    IDENTITY AND BACKGROUND

This item is supplemented to the extent that the ownership of Issuer's securities by the Reporting Person has been extended to include the Strober Family Trust (the "TRUST"), Hilary Strober and Steven Strober, respectively. The Trust is governed by the laws of the State of New York. Neither the Trust, Hilary Strober nor Steven Strober has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it/she/he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.INTERESTS IN SECURITIES OF THE ISSUER.

This item is supplemented as follows:

(a) Table I sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Ms. Strober, the Trust, Hilary Strober and Steven Strober. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of November 8, 1996, at which time there were 5,027,447 shares of Common Stock issued and outstanding.

Table I

                           	  Aggregate Amount of         Percentage
HOLDER     	TITLE OF CLASS    BENEFICIAL OWNERSHIP        OF CLASS

Ms. Strober	Common Stock         676,791<dagger><F1>	13.46%

The Trust  	Common Stock         180,960      		 3.60%

Hilary Strober	Common Stock          45,600                     0.91%

Steven Strober	Common Stock          45,600                     0.91%



-----------------
<dagger> Includes an aggregate of 84,650 shares held as trustee for Hilary and
Steven Strober and an aggregate of 2,250 shares given to third parties which continue of record in the name of Ms. Strober.

			      6 of 8

	(b) The number of shares as to which Ms. Strober, the Trust, Hilary Strober and Steven Strober have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

           (i) SOLE VOTING POWER. Ms. Strober holds an irrevocable proxy with respect to the shares beneficially owned by the Trust, Hilary Strober and Steven Strober and as such has sole voting power with respect to 948,951 shares of Common Stock.

           (ii) SHARED VOTING POWER. Ms. Strober does not hold any common stock with shared voting power. The Trust, Hilary Strober and Steven Strober have granted Ms. Strober irrevocable proxies to vote the shares beneficially owned by each.

           (iii)SOLE DISPOSITIVE POWER. Ms. Strober has sole power to dispose or to direct the disposition with respect to 676,791 shares of Common Stock beneficially owned. The Trust has sole power to dispose or to direct the disposition with respect to 180,960 shares of Common Stock beneficially owned. Hilary Strober has the sole power to dispose or to direct the disposition with respect to 45,600 shares of Common Stock beneficially owned. Steven Strober has the sole power to dispose or to direct the disposition with respect to 45,600 shares of Common Stock beneficially owned.

           (iv) SHARED DISPOSITIVE POWER. Neither Ms. Strober, The Trust, Hilary Strober nor Steven Strober share power to dispose or to direct the disposition of shares of Common Stock.

	(c) On October 4, 1996, Ms. Strober, as donor, transferred one hundred eighty thousand nine hundred sixty (180,960) shares of Company Common Stock to the Trust; forty-five thousand six hundred (45,600) shares of Company Common Stock to Hilary Strober; and forty-five thousand six hundred (45,600) shares of Company Common Stock to Steven Strober. While Ms. Strober disclaims beneficial ownership of these shares, Ms. Strober holds an irrevocable proxy to vote these shares.


                              7 of 8

                               SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              8 of 8

                                            SUE STROBER




					    /S/ DAVID W. BERNSTEIN
					    ----------------------------------
                                            DAVID W. BERNSTEIN
					    Attorney-in-Fact

Dated as of:  November 7, 1996